Exhibit 3

IMPERIAL TOBACCO GROUP PLC PO Box 244, Southville, Bristol BS99 7UJ

Dear Shareholder

ANNUAL GENERAL MEETING OF IMPERIAL TOBACCO GROUP PLC

I am pleased to inform you that our Annual General Meeting is to be held at the Bristol Marriott Hotel City Centre on Tuesday, 3 February 2004 at 2.30pm. The formal notice of the Meeting, particulars of the resolutions on which you can vote and details of the administrative arrangements we have made for the Meeting are set out in this leaflet.

I appreciate that you may not be able to attend the Meeting but, in the event of a poll, you can use your vote by completing the proxy form (voting form) enclosed. You may, if you wish, appoint your proxy electronically at www.sharevote.co.uk You will need the 24-character reference number shown on your proxy form. Your Directors unanimously recommend that you vote in favour of resolutions 1 — 16 set out overleaf.

You will find enclosed our Annual Report for the financial year ended 30 September 2003. This details our achievements in the last financial year and your Board’s plans for the future direction of the Company. I hope that you find it informative and interesting.

For the safety and comfort of those attending the Meeting, bags, cameras, recording equipment and other large items will not be allowed into the auditorium. However, cloakroom facilities will be provided. Please ensure mobile phones are switched off during the Meeting.

Yours sincerely

D C Bonham

Chairman

www.imperial-tobacco.com

Registered in England and Wales No: 3236483 Registered Office: PO Box 244, Upton Road, Bristol BS99 7UJ

NOTICE OF THE SEVENTH ANNUAL GENERAL MEETING OF IMPERIAL TOBACCO GROUP PLC

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

It lists the resolutions to be voted on at the Company’s Annual General Meeting to be held on 3 February 2004. The Meeting starts at 2.30pm. However, the doors to the Meeting will be open from 1.30pm and you may wish to arrive by 2.00pm to ensure that you are able to take your seat in good time for the start of the Meeting.

Notice is hereby given that the seventh Annual General Meeting of Imperial Tobacco Group PLC will be held at the Bristol Marriott Hotel City Centre, 2 Lower Castle Street, Old Market, Bristol, BS1 3AD on 3 February 2004 at 2.30pm for the transaction of the following business:

ORDINARY BUSINESS

Resolution 1

To receive the Report of the Directors and the Accounts for the financial year ended 30 September 2003.

Resolution 2

To receive and approve the Directors’ Remuneration Report for the financial year ended 30 September 2003.

Resolution 3

To declare a final dividend of 30.0 pence per Ordinary Share payable on 20 February 2004 to those shareholders on the register at the close of business on 23 January 2004.

Resolution 4

To reappoint Mr S Huismans as a Director of the Company.

Resolution 5

To reappoint Mr I J G Napier as a Director of the Company.

Resolution 6

To reappoint Mr D Cresswell as a Director of the Company.

Resolution 7

To reappoint Dr F A Rogerson as a Director of the Company.

Resolution 8

To reappoint Mr B C Davidson as a Director of the Company.

Resolution 9

To reappoint Mr D W Thursfield as a Director of the Company.

Resolution 10

To consider the following resolution, special notice having been received of the intention to propose the resolution as an ordinary resolution:

THAT PricewaterhouseCoopers LLP be reappointed Auditors of the Company (having previously been appointed by the Board to fill the casual vacancy arising by reason of the resignation of PricewaterhouseCoopers), to hold office until the conclusion of the next general meeting at which accounts are laid before the Company and that their remuneration be fixed by the Directors.

SPECIAL BUSINESS

To consider and, if thought fit, to pass resolutions 11 to 14 as ordinary resolutions and resolutions 15 and 16 as special resolutions:

Resolution 11

THAT, in accordance with Article 86 of the Articles of Association of the Company, the maximum number of Directors of the Company be and is hereby increased from 12 to 16.

Resolution 12

(a)          THAT the Company and its Directors be and are hereby generally and unconditionally authorised for the purposes of Part XA of the Act to make Donations to EU political organisations and to incur EU political expenditure up to an aggregate amount not exceeding £100,000, this authority to expire at the conclusion of the Annual General Meeting of the Company in 2005.

(b)         THAT Imperial Tobacco Limited and its Directors be and are hereby generally and unconditionally authorised for the purposes of Part XA of the Act to make Donations to EU political organisations and to incur EU political expenditure up to an aggregate amount not exceeding £100,000, this authority to expire at the conclusion of the Annual General Meeting of the Company in 2005.

(c)          THAT Imperial Tobacco International Limited and its Directors be and are hereby generally and unconditionally authorised for the purposes of Part XA of the Act to make Donations to EU political organisations and to incur EU political expenditure up to an aggregate amount not exceeding £100,000, this authority to expire at the conclusion of the Annual General Meeting of the Company in 2005.

(d)         THAT Van Nelle Tabak Nederland B.V. (incorporated in The Netherlands) and its Directors be and are hereby generally and unconditionally authorised for the purposes of Part XA of the Act to make Donations to EU political organisations and to incur EU political expenditure up to an aggregate amount not exceeding £100,000, this authority to expire at the conclusion of the Annual General Meeting of the Company in 2005.

(e)          THAT John Player & Sons Limited (incorporated in the Republic of Ireland) and its Directors be and are hereby generally and unconditionally authorised for the purposes of Part XA of the Act to make Donations to EU political organisations and to incur EU political expenditure up to an aggregate amount not exceeding £100,000, this authority to expire at the conclusion of the Annual General Meeting of the Company in 2005.

(f)            THAT Reemtsma Cigarettenfabriken GmbH (incorporated in Germany) and its Directors be and are hereby generally and unconditionally authorised for the purposes of Part XA of the Act to make Donations to EU political organisations and to incur EU political expenditure up to an aggregate amount not exceeding £100,000, this authority to expire at the conclusion of the Annual General Meeting of the Company in 2005.

(g)         THAT Compagnie Indépendante des Tabacs S.A. (incorporated in Belgium) and its Directors be and are hereby generally and unconditionally authorised for the purposes of Part XA of the Act to make Donations to EU political organisations and to incur EU political expenditure up to an aggregate amount not exceeding £100,000, this authority to expire at the conclusion of the Annual General Meeting of the Company in 2005.

For the purpose of Resolution 12, “Act” means the Companies Act 1985 (as amended by the Political Parties Election and Referendum Act 2000) and “Donation”, “EU political organisation” and “EU political expenditure” have the meanings ascribed thereto in Part XA of the Act.

Resolution 13

THAT the authorisation given to the Board to grant options to employees resident in France of any Group Company under the Imperial Tobacco Group International Sharesave Plan, that are capable of benefiting from any available preferential tax and social security treatment, be and is hereby renewed for a period of 38 months from the date of the Annual General Meeting.

Resolution 14

THAT the Directors be and are hereby generally and unconditionally authorised for the purposes of Section 80 of the Companies Act 1985 (the “Act”) to exercise all the powers of the Company to allot relevant securities (within the meaning of Section 80(2) of the Act) up to an aggregate nominal amount of £24,300,000. This authority shall expire at the conclusion of the next Annual General Meeting of the Company or, if earlier, on 1 August 2005, save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired.

Resolution 15

THAT subject to the passing of Resolution 14, the Directors be and are hereby generally and unconditionally empowered to allot equity securities (as defined in Section 94 of the Act) whether for cash pursuant to the authority conferred by Resolution 14 or otherwise in the case of treasury shares (as defined in Section 162(3) of the Act), in each case as if Section 89(1) of the Act did not apply to any such allotment, provided that this power shall be limited to:

(i)             the allotment of equity securities in connection with a rights issue, open offer and other pro rata issue in favour of holders of equity securities where the equity securities respectively attributable to the interest of all such shareholders are proportionate (or as nearly as may be) to the respective number of equity securities held by them but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements, or legal or practical problems arising under the laws of, or the requirements of any regulatory body or any stock exchange in, any territory; and

(ii)          the allotment (otherwise than pursuant to sub-paragraph (i)) of equity securities up to a maximum nominal amount of £3,645,000.

This power shall expire at the conclusion of the next Annual General Meeting of the Company or, if earlier, 1 August 2005, unless previously renewed, varied or revoked by the Company in general meeting, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired.

Resolution 16

THAT the Company be and is hereby generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of ordinary shares of 10 pence each in the share capital of the Company (“Ordinary Shares”) provided that:

(i)             the maximum number of Ordinary Shares hereby authorised to be acquired is 72,900,000;

(ii)          the minimum price which may be paid for any such share is 10 pence (exclusive of expenses);

(iii)       the maximum price which may be paid for any such share is an amount (exclusive of expenses) equal to 105 per cent of the average of the middle market quotations, or the market values, for an Ordinary Share as derived from the London Stock Exchange Daily Official List for the five business days immediately proceeding the day on which the Ordinary Share is contracted to be purchased; and

(iv)      the authority hereby conferred shall, unless previously revoked or varied, expire at the conclusion of the next Annual General Meeting of the Company to be held in 2005 or, if earlier, on 1 August 2005 save that the Company may make a contract to purchase Ordinary Shares before such expiry and may make a purchase of Ordinary Shares in pursuance of any such contract which will or may be executed wholly or partly thereafter.

Registered Office: PO Box 244 Upton Road Bristol BS99 7UJ	By order of the Board R C Hannaford Company Secretary
Registered in England and Wales Number: 3236483	3 December 2003

Notes

1.               Only holders of Ordinary Shares are entitled to attend and vote at this Meeting. A member entitled to attend and vote is entitled to appoint a proxy or proxies to attend and, on a poll, vote instead of him/her. A proxy need not be a member of the Company. A proxy form is enclosed with this notice and instructions for completion are shown on the form. Proxy forms need to be deposited with the Company’s registrars, Lloyds TSB Registrars, not less than 48 hours before the start of the Meeting. Completion of a proxy form does not preclude a member attending and voting in person at the Meeting.

2.               The following documents, which are available for inspection during normal business hours at the registered office of the Company on any weekday (Saturdays and public holidays excluded) will also be available for inspection at the place of the Annual General Meeting from 1.30pm on the day of the Meeting until the conclusion of the Meeting:

(i)             copies of service contracts of the Directors under which they are employed by the Company;

(ii)          the Register of Interests of the Directors (and their families) in the share capital of the Company;

(iii)       the Memorandum and Articles of Association of the Company; and

(iv)      copies of the rules of the Company share schemes and the Employee Benefit Trusts.

3.               The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those shareholders registered in the register of members of the Company as at 6.00pm on 1 February 2004 shall be entitled to attend or vote at the aforesaid Meeting in respect of the number of shares registered in their name at that time. Changes to entries on the relevant register of securities after 6.00pm on 1 February 2004 shall be disregarded in determining the rights of any person to attend or vote at the Meeting.

4.               Electronic proxy appointment through CREST

                        CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Imperial Tobacco Group PLC meeting to be held on 3 February 2004 and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

                        In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with CRESTCo’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it relates to the appointment of a proxy or to an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer’s agent (ID 7RA01) by the latest time(s) for receipt of proxy appointments specified in the notice of meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

                        CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service provider(s) are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

                        The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

EXPLANATORY NOTES

Report and accounts (Resolution 1)

The Directors of the Company must present the accounts to the Meeting.

Directors’ Remuneration Report (Resolution 2)

In line with new legislation, this vote will be advisory and in respect of the overall remuneration package and not specific to individual levels of remuneration. You can find the Report on pages 45 to 56 of the Annual Report and Accounts or pages 41 to 52 of Annual Review and Summary Financial Statement.

Declaration of a Final Dividend (Resolution 3)

A final dividend can only be paid after the shareholders at a General Meeting have approved it. A final dividend of 30.0 pence per Ordinary Share is recommended by the Directors for payment to shareholders who are on the Register at the close of business on 23 January 2004. If approved, the date of payment of the final dividend will be 20 February 2004. An interim dividend of 12.0 pence per Ordinary Share was paid on 8 August 2003. This represents an increase of 9.0 pence per share, or 27 per cent on the total 2002 dividend.

Reappointment of Directors (Resolutions 4 and 5)

Article 106 of the Company’s Articles of Association requires that all Directors retire at least every three years. At this Meeting Mr S Huismans and Mr I J G Napier will retire and stand for reappointment as Directors. Short biographies of Mr S Huismans and Mr I J G Napier are given in the accompanying report.

Reappointment of Directors (Resolutions 6, 7, 8 and 9)

Article 110 of the Company’s Articles of Association requires that all newly appointed Directors retire at the first Annual General Meeting following their appointment. At this Meeting Mr D Cresswell and Dr F A Rogerson, who joined the Board on 1 June 2003 and Mr B C Davidson who joined the Board on 1 October 2003 will retire and stand for reappointment as Directors. Short biographies of these Directors are given in the accompanying Report. Mr D W Thursfield who was appointed to the Board on 17 November 2003 will also retire and stand for reappointment. David Thursfield BSc, aged 58, joined Ford Motor Company in 1979, from British Leyland, and is currently Executive Vice President, Ford Motor Company and President, International Operations and Global Purchasing responsible for the Premier Automotive Group, Mazda Motor Company, Ford of Europe, Ford Asia Pacific operations and Global Purchasing organisations. He has had senior management responsibility for plants in North America, Europe, South America and Australia.

Reappointment and Remuneration of Auditors (Resolution 10)

Following the conversion of PricewaterhouseCoopers to a Limited Liability Partnership (LLP) from 1 January 2003, PricewaterhouseCoopers resigned as Auditors and the Directors appointed PricewaterhouseCoopers LLP to fill the casual vacancy created by the resignation.

Maximum Number of Directors (Resolution 11)

The Company’s Articles of Association currently provide for a maximum of 12 Directors. Whilst it is not the Company’s current intention to increase the number of Directors to more than 12 on a permanent basis, an increase of this maximum to 16 is being proposed so as to give the Company sufficient flexibility, for example in the event of any overlaps due to rotation and retirement of Directors.

Authority to Make Donations to EU Political Organisations and to Incur EU Political Expenditure (Resolution 12)

The Group’s policy since listing in 1996 has been not to make donations to political parties and we do not intend to change that policy.

The Political Parties, Elections and Referendums Act 2000 (the “2000 Act”) however includes very broad and ambiguous definitions of political donations and expenditure, which may have the effect of covering some normal business activities. These could include making provision for employees to take paid time off to participate in trade union activities and campaign for and hold public office, sponsorship of industrial forums and involvement in seminars and functions to which politicians may be invited.

Your Board will not use this authority to make any political donations in the previously accepted sense and does not intend to make political donations within the meaning of the 2000 Act; however as the penalties for breach of the 2000 Act are severe, your Board, in common with other companies, feels it is prudent to seek authority for the Company to make political donations within the meaning of the 2000 Act. Since the Act specifically requires that separate authority be sought for subsidiaries that may incur relevant expenditure, you will see that there are effectively seven resolutions proposed within item 12 covering the Company and its major operating subsidiaries within the EU.

International Sharesave Plan Renewal in France (Resolution 13)

The Rules of the Imperial Tobacco Group International Sharesave Plan (the “Plan”) were approved by shareholders at the Annual General Meeting in 1999. The approval allows the Company to implement the Plan overseas, subject to any modifications required to take account of any taxation, legal or regulatory or other rule, law or guideline, and to grant options under the Rules of the Plan to eligible employees until 2 February 2009 (the Plan’s tenth anniversary of approval by shareholders). In order that the Company and option holders resident in France may continue to benefit from any available preferential tax and social security treatment under the relevant legislation in France the authorisation given by the Company’s shareholders to the Board to grant options must be renewed within five years of the date that the Plan was originally approved by shareholders for a period not exceeding 38 months. The Company is therefore seeking renewed authority for the Board to grant options under the Plan to employees of the Company, who are resident in France, in a tax-efficient manner. If resolution 13 is not approved the Company may still operate the Plan in France until the Plan’s termination date. However in those circumstances future grants of options under the Plan to employees resident in France would no longer, under current provisions, be tax-efficient from a Company or option holder perspective. The Company will need to seek a similar shareholder approval every 38 months from 2004 for as long as the Plan continues to be operated in France in order to maintain the Plan’s tax-efficient status.

A summary of the principal terms of the Plan is set out at Appendix 1.

Directors’ Authority to Allot Securities (Resolution 14)

Your Directors may only allot shares or grant rights over shares if authorised to do so by shareholders. This resolution seeks to renew the authority given to the Directors at last year’s Annual General Meeting for a period expiring at the conclusion of the next Annual General Meeting of the Company in 2005 or, if earlier, on 1 August 2005. There is no present intention of exercising this authority, which would give Directors authority to allot equity securities up to an aggregate nominal value of £24,300,000, approximately one-third of the Company’s issued share capital.

Disapplication of Pre-emption Rights (Resolution 15)

Under Section 89(1) of the Companies Act 1985, if the Directors wish to allot any of the unissued shares for cash (other than pursuant to an employee share scheme) they must in the first instance offer them to existing shareholders in proportion to their holdings. There may be occasions, however, when the Directors will need the flexibility to finance business opportunities by the issue of Ordinary Shares without a preemptive offer to existing shareholders. This cannot be done under the Companies Act 1985 unless the shareholders have first waived their preemption rights. Resolution 15 asks the shareholders to do this and, apart from (i) rights issues or any other pre-emptive offer concerning equity securities and (ii) the sale by the Company of treasury shares (see below), the authority will be limited to a maximum aggregate nominal value of £3,645,000, when taken together with any treasury shares sold on a non pre-emptive basis, which is equivalent to approximately 5 per cent of the Company’s issued ordinary share capital as at 3 December 2003. Shareholders will note that this Resolution also relates to treasury shares. An explanation of treasury shares and the effect of the relevant legislation is set out at Appendix 2.

The resolution seeks to renew the authority granted at last year’s Annual General Meeting. It also seeks a disapplication of the pre-emption rights on a rights issue so as to allow the Directors to make exclusions or such other arrangements as may be appropriate to resolve legal or practical problems which, for example, might arise with overseas shareholders. If given, the authority will terminate at the conclusion of the next Annual General Meeting of the Company in 2005 or, if earlier, 1 August 2005.

Authority to Purchase Own Shares (Resolution 16)

In certain circumstances, it may be advantageous for the Company to purchase its own shares and Resolution 16 seeks to renew the authority from shareholders to do so. The Directors intend to exercise this power only when, in the light of market conditions prevailing at the time, they believe that the effect of such purchases will be to increase earnings per share and it is in the best interest of the shareholders generally. Other investment opportunities, appropriate gearing levels and the overall position of the Company will be taken into account before a decision is made to exercise this authority. Save to the extent purchased pursuant to the Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 (the “Regulations”), any shares purchased in this way will be cancelled and the number of shares in issue will be accordingly reduced. The Company may hold in treasury any of its own shares that it purchases pursuant to the Regulations and the authority conferred by this Resolution. This would give the Company the ability to re-issue treasury shares quickly and cost-effectively and would provide the Company with greater flexibility in the management of its capital base.

The resolution specifies the maximum number of shares which may be acquired (approximately 10 per cent of the Company’s issued ordinary share capital as at 3 December 2003) and the maximum and minimum prices at which they may be bought. If given, this authority will expire at the conclusion of the next Annual General Meeting of the Company in 2005.

The Directors intend to seek renewal of this power at subsequent Annual General Meetings.

APPENDIX 1

Summary of the Rules of the Imperial Tobacco Group International Sharesave Plan (“International Sharesave Plan”)

(a)          Introduction

                        The Rules of the International Sharesave Plan were approved by the Company in general meeting on 2 February 1999.

(b)         Eligible employees

                        All employees of the Company and any participating member of the Group, and those Directors who devote a minimum of 25 hours per week to their duties, who have the requisite period of continuous employment (determined by the Board, but not exceeding five years) are entitled to participate. The Board has discretion to include other employees.

(c)          Exercise price

                        The price payable on the exercise of an option will be determined by the Board, but shall not be less than the higher of (1) 80 per cent of the middle market quotation for dealings in Ordinary Shares, as derived from the Official List on the day prior to the invitation date, and (2) in the case of an option to subscribe for Ordinary Shares, the nominal value of an Ordinary Share. Where an option is granted at any time at which there are no dealings, the exercise price shall not be less than 80 per cent of such sum as is agreed by the Board to be the market value of an Ordinary Share.

                        In the United States, the price payable on the exercise of an option for an American Depositary Share (“ADS”) will be determined by the Board, but shall not be less than 80 per cent of the closing price per ADS as derived from the New York Stock Exchange Consolidated Tape on the trading day immediately preceding the invitation date. In the case of an option to subscribe for ADSs the exercise price shall not be less than the nominal value of the Ordinary Shares represented by ADSs.

                        The exercise price of an option may be adjusted (with the confirmation in writing of the Company’s Auditors that, in their opinion, such adjustment is fair and reasonable) to take account of any capitalisation or rights issue or the sub-division, consolidation or reduction of or any other variation in the Company’s ordinary share capital.

(d)         Grant of options

                        Invitations to apply for options may be issued by the Board within 28 days of the announcement of the Company’s annual or half-yearly results. Options may be granted within 42 days of the date by reference to which the exercise price is determined unless scaling down is necessary, in which case options may be granted within 49 days of such date.

                        If the Board resolves to operate the International Sharesave Plan, all eligible employees will be invited to apply for options but the Board may send invitations to eligible employees in one jurisdiction but not to eligible employees in other jurisdictions.

                        Options will not be transferable or assignable.

                        The number of Ordinary Shares subject to an option will be determined by the level of contribution to the savings contract. This may subsequently be adjusted with the approval of the Company’s Auditors in the same manner and circumstances as would lead to the subscription price being adjusted as described in paragraph (c) above.

(e)          Savings contracts

                        All options must be linked to a savings scheme entered into by each participant with the savings institution nominated by the Board. Currently participants must save between £10 and £250 per month, such sums to be deducted from the relevant participant’s pay.

                        Options will normally be granted for three years. The duration of an option is determined at the date of grant. Options may be exercised only with an amount not exceeding the available proceeds of the savings contract. However participants in the International Sharesave Plan are able to make additional contributions at the end of the savings contract if their savings plus interest are insufficient to pay for the Ordinary Shares subject to options granted to them, due to currency or interest rate fluctuations.

                        Participants may withdraw from a savings contract at any time (though their option may then lapse) and are not obliged to exercise an option when the contract matures at the relevant bonus date. All savings contracts of any individual which are linked to options are aggregated for the purposes of the limit on savings of £250 per month.

                        Arrangements for the earning of interest vary, but typically interest is at a variable rate.

(f)            Limitations

                        No option shall be granted on any date if, as a result, the total number of Ordinary Shares issued or issuable pursuant to grants and appropriations made within the 10 years or the 5 years preceding that date under the UK Sharesave Scheme, the International Sharesave Plan and all other share schemes established by the Company would exceed 10 per cent or 5 per cent respectively of the Company’s issued ordinary share capital on that date.

(g)         Exercise of options

                        In normal circumstances options may be exercised during the period of six months commencing on the maturity of the savings contract. An option will be exercisable immediately on the death of a participant or on his ceasing to be an eligible employee by reason of injury, disability, redundancy, retirement on reaching the age of 60 or at such other age at which that employee is bound to retire in accordance with the terms of his/her contract of employment or for any other reason if the option has been held for at least three years. Options will also become exercisable on an employee attaining the age of 60 if he/she should continue in employment, on the sale or transfer out of the Group of any member of the Group, or any business or part of a business, to which his/her employment relates and on a change in control or reconstruction or voluntary winding up of the Company.

                        On a change in control or reconstruction of the Company options may, with the consent of the company acquiring control of the Company, be released in consideration of the grant of equivalent rights over the shares of the acquiring company or a company associated with it. Rights are equivalent if, broadly speaking, the aggregate market values of the Ordinary Shares under both the old and new options and the aggregate exercise price of each option are, on the date of exchange, equal.

(h)         Issue of shares

                        Ordinary Shares allotted following the exercise of an option will rank pari passu with the then issued Ordinary Shares of the Company of the same class provided that they shall not be entitled to any distribution or other rights if the date of exercise falls after the related record date.

(i)             Provisions to purchase Ordinary Shares

                        The International Sharesave Plan incorporates provisions which allow the grant or satisfaction of options by the trustee of an employee trust.

(j)             “Phantom” options

                        Under the terms of the International Sharesave Plan, instead of being granted an option to acquire Ordinary Shares, phantom or notional options may be granted which on exercise give a participant an entitlement to a cash sum equal to the difference between the market value of an Ordinary Share at the date of exercise and the notional exercise price multiplied by the number of Ordinary Shares over which such option may be exercised. The participant is required to enter into a savings contract as outlined in paragraph (e) above.

(k)          Amendments

                        The Rules of the International Sharesave Plan may be amended by the Board in any respect provided that:

(i)             no amendment may be made to the advantage of participants without the prior sanction of an ordinary resolution of the Company except for minor amendments to benefit the administration of the International Sharesave Plan, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for the Group;

(ii)          no amendment may be made which would alter to the disadvantage of a participant any rights already acquired by him under the International Sharesave Plan; and

(iii)       no amendment may be made in relation to options to purchase Shares, without the prior consent of the trustee or trustees for the time being of any employee trust established by the Company.

(l)             Termination

                        The International Sharesave Plan will terminate on 2 February 2009 (the tenth anniversary of the shareholder approval date) or by earlier resolution of the Board or the Company in general meeting. The rights of existing participants will not thereby be affected. In the event of termination no further options will be granted.

APPENDIX 2

THE COMPANIES (ACQUISITION OF OWN SHARES) (TREASURY SHARES) REGULATIONS 2003 (SI 2003/1116)

Background

Prior to 1 December 2003, the Companies Act 1985 (the “Act”) provided that companies could purchase their own shares but only in the circumstances and under the conditions laid down in the Act. The company must be authorised to purchase its own shares under its articles and the purchase must be approved by resolution of the shareholders. The shares must be fully paid up and, after the purchase, must be cancelled. In general, shares may only be purchased out of distributable profits or from the proceeds of a fresh share issue.

Effect of the Regulations

The Regulations relax the requirement that a company that purchases its own shares must subsequently cancel them. The Regulations allow companies that purchase their own shares out of distributable profits the choice of holding them “in treasury” for sale at a later date or of transferring them for the purposes of, or pursuant to, an employees’ share scheme. Only “qualifying shares” may be held in treasury: “qualifying shares” are defined in the Regulations as including shares which are listed on the London Stock Exchange.

Requirements in the Regulations which apply to companies that hold treasury shares

Companies are subject to the requirement that the aggregate nominal value of shares held in treasury must not at any time exceed 10 per cent of the nominal value of the issued share capital of the company. If that limit is exceeded, the company must dispose of or cancel the excess shares within 12 months.

A company may not exercise any rights in respect of any treasury shares that it holds (including the right to vote at meetings) and any purported exercise of such a right is void. No dividend may be paid and no other distribution of the company’s assets may be made to the company in respect of any treasury shares. However, these restrictions do not prevent the allotment of shares as fully paid bonus shares in respect of any treasury shares.

If the treasury shares cease to be qualifying shares, e.g. if the shares cease to be listed, the company is required to cancel the shares forthwith. However, this does not apply in respect of shares which are only suspended from listing.

The holding of treasury shares by nominees is not permitted and the company is obliged to make the appropriate entries in the register of members in respect of the treasury shares. Accordingly, it will be apparent from an inspection of the register that the shares are held by the company and therefore constitute treasury shares.

Treasury shares may be sold; or transferred for the purposes of, or pursuant to, an employees’ share scheme; or cancelled. However, they may only be sold for cash (which includes the release of a liability for a liquidated sum or an undertaking to pay cash within 90 days).

The Regulations require that the proceeds from a sale of treasury shares be dealt with as follows:

where the proceeds of a sale are equal to or less than the purchase price paid by the company for the shares, the proceeds shall be treated as a realised profit of the company; and

where the proceeds of a sale exceed the purchase price paid by the company for the shares, the part of the proceeds of the sale that is equal to the purchase price paid shall be treated as a realised profit of the company and a sum equal to the excess shall be transferred to the company’s share premium account.

The Regulations provide that the pre-emption rights that apply to the allotment of new shares apply to the sale of treasury shares but may also be similarly disapplied with the agreement of shareholders. The requirements applying to the returns that a company makes to Companies House (section 169 notices) following a purchase of its own shares have been amended. Companies which purchase their own shares have to indicate any shares that are to be held in treasury and, subsequently, details of those treasury shares that are sold, transferred or cancelled. The Regulations also provide that investors making disclosures (under Section 198 of the 1985 Act) of an interest in shares to a company need to exclude any treasury shares held by the company when calculating the percentage of the company’s issued share capital that they hold. Such disclosures have to be made when investors hold three per cent or more of a company’s issued share capital.

Consequential changes to tax law following the introduction of the Regulations were included in the Finance Act 2003. Changes to the Listing Rules, the AIM Rules for Companies, and the City Code on Takeovers and Mergers administered by the Financial Services Authority, the London Stock Exchange and the Panel on Takeovers and Mergers respectively are also to be made.